Exhibit 99.1

Full Truck Alliance Co. Ltd. Responds to Short-Seller Report

GUIYANG, China, Jan. 25, 2023—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today issued the following statement in response to a report issued by J Capital Research USA LLC, a short seller, relating to the Company on January 24, 2023.

The Company firmly denies the allegations in the report that it has over-stated or falsified any operating or financial data. The Company maintains the report contains numerous factual inaccuracies, false statements, unsupported speculations and flawed conclusions demonstrating a cursory and incomplete understanding of the Company’s industry and business operations. The Company believes the report does not have any merit. The Company is considering the appropriate course of action to protect the interests of all of its shareholders.

The Company stands by the accuracy of its financial and operating data and other information published by the Company and filed with the U.S. Securities and Exchange Commission. The Company emphasizes its continued and unwavering commitment to maintaining high standards of corporate governance and internal control, as well as transparent and timely disclosure in compliance with applicable rules and regulations.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com